Via Facsimile and U.S. Mail
Mail Stop 4720

September 2, 2009

Ms. Izumi Hara
Senior Vice President, General Counsel and Secretary
Warner Chilcott Corporation
100 Enterprise Drive
Rockaway, New Jersey 07866

Re: Warner Chilcott Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy on Schedule 14A filed April 8, 2008
File No. 001-33039

Dear Ms. Hara:

We have reviewed your August 3, 2009 response to our July 23, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Manufacturing, Supply and Raw Materials, page 11

1. We note your response to Comment 2. As more than 10% of your revenues are dependent from the sale of DORYX, it remains our presumption that you are substantially dependent on the manufacturing agreement with Mayne Pharma

International Pty. Ltd. We do not consider the illustrative examples cited in your response to be exhaustive. However, our presumption is rebuttable. For example, if you believe you could easily replace Mayne with other parties able to manufacture DORYX, we would be more inclined to concur that you are not substantially dependent on this agreement. Therefore, our comment is reissued. Please either continue to file the agreement as an exhibit or present us with a further analysis supporting your determination that you are not substantially dependent on the agreements, including whether or not you believe another third-party manufacturer for DORYX could be easily found and the basis for this belief.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, New York 10017